                                                                    Exhibit 12.1




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
                                                       Ford Motor Company and Subsidiaries

                            CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                            ----------------------------------------------------------------------------------------

                                                                  (in millions)

                                                     Six
                                                    Months                      For the Years Ended December 31
                                                                ----------------------------------------------------------
                                                     1994         1993         1992        1991         1990         1989
                                                   -------      --------     --------    --------     --------     --------
Earnings
- --------
  Income/(loss) before income taxes
   and cumulative effects of changes
   in accounting principles                        $ 4,674      $ 4,003      $  (127)    $(2,587)     $ 1,495      $ 6,030
  Equity in net (income)/loss of
   affiliates plus dividends from
   affiliates                                          (30)         (98)          26          69          171         (137)
  Adjusted fixed charges a/                          3,797        7,648        8,113       9,360        9,690        9,032
                         -                         -------      -------      -------     -------      -------      -------
    Earnings                                       $ 8,441      $11,553      $ 8,012     $ 6,842      $11,356      $14,925
                                                   =======      =======      =======     =======      =======      =======

Combined Fixed Charges and
 Preferred Stock Dividends
- --------------------------
  Interest expense b/                              $ 3,629      $ 7,351      $ 7,987     $ 9,326      $ 9,647      $ 8,624
                   -
  Interest portion of rental expense c/                133          266          185         124          105          103
                                     -
  Preferred stock dividend requirements
   of majority-owned subsidiaries d/                    79          115           77          56           83           16
                                  -                -------      -------      -------     -------      -------      -------
    Fixed charges                                    3,841        7,732        8,249       9,506        9,835        8,743

Ford preferred stock dividend
 requirements e/                                       255          442          317          26            0            0
              -                                    -------      -------      -------     -------      -------      -------

  Total combined fixed charges
   and preferred stock dividends                   $ 4,096      $ 8,174      $ 8,566     $ 9,532      $ 9,835      $ 8,743
                                                   =======      =======      =======     =======      =======      =======

Ratios
- ------
  Ratio of earnings to fixed charges                   2.2          1.5          f/          g/           1.2          1.7
                                                                                 -           -

  Ratio of earnings to combined fixed
   charges and preferred stock dividends               2.1          1.4          h/          i/           1.2          1.7
                                                                                 -           -
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- - - - - -
a/ Fixed charges, as shown below, have been adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority-owned subsidiaries.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/ One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Holdings, Inc., have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992.  The U.S. statutory rate of
    34% was used for 1992.
e/ Preferred stock dividend requirements of Ford Motor Company, have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford's effective income tax rates for all periods except 1992.  The U.S. statutory rate of
    34% was used for 1992.
f/ Earnings were inadequate to cover fixed charges by $237 million.
g/ Earnings were inadequate to cover fixed charges by $2,664 million.
h/ Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $554 million.
i/ Earnings were inadequate to cover combined fixed charges and preferred stock dividends by $2,690 million.